Management’s Discussion and Analysis
For the three and six months ended June 30, 2026 and 2025
(all tabular figures are presented in thousands of United States Dollars, unless otherwise stated)

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
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Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Introduction
The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of July 29, 2026 and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025 (the Interim Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These documents are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov.
Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2025 and dated March 11, 2026, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Statements section of this MD&A. The financial information in this MD&A is derived from the Interim Financial Statements prepared in accordance with IFRS. All tabular figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
This MD&A refers to various Non-GAAP measures, such as total cash costs per ounce ($ per oz gold sold), all-in sustaining costs (AISC) per ounce ($ per oz gold sold), average realized gold price ($ per oz sold), adjusted net earnings and adjusted net earnings per share, earnings before interest, taxes, depreciation, and amortization (EBITDA), adjusted EBITDA, AISC margin, sustaining capital and growth and expansion capital, operating free cash flow after sustaining capital and taxes paid and free cash flow after growth and expansion capital, net debt, and the underlying components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reference should be made to the Non-GAAP Financial Measures section of this MD&A for reconciliations of such measures to the most directly comparable financial measure disclosed in the Interim Financial Statements.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.
Business Overview
Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the TSX and NYSE under the symbol ARIS.
The Company is advancing expansion projects at Segovia and Marmato that are expected to increase gold production to approximately 500,000 ounces per year, driven by the ramp-up at Segovia following the installation of the second mill, which was completed in June 2025, and construction of the new Marmato bulk mine and Carbon-In-Pulp (CIP) plant, with first gold expected in Q4 20261.
Aris Mining’s portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production2. Key projects include the high-grade Soto Norte gold project in Colombia and the Toroparu gold project in Guyana, where a Prefeasibility Study (PFS) is in progress and a construction decision is expected in early 2027.
Additional information is available at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.
1 Reflects expected steady-state annual gold production run-rates of approximately 300koz at Segovia and 200koz at Marmato following completion and ramp-up of the respective expansion projects. For more information, please refer to the Company’s news releases dated June 30, 2025 regarding the Segovia expansion and March 12, 2025 regarding the Marmato expansion.
2 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235 koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. In the case of Soto Norte and Toroparu, such production also remains subject to obtaining all necessary permits and to formal construction decisions by the Company.
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Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Highlights | Key Performance Indicators
During Q2 2026, Aris Mining delivered consistent gold production and strong financial performance while significantly increasing investment in its operating mines and growth projects. Although realized gold prices and gold sales volumes were lower than in Q1 2026, the Company continued to generate substantial cash from operations and maintained a strong financial position. At June 30, 2026 Aris Mining held cash and cash equivalents of $425.6 million.

During the first half of 2026, operating free cash flow after sustaining capital and taxes paid totaled $170.1 million. The Company invested $166.3 million in growth and expansion capital, primarily to advance the Marmato expansion and increase underground mining and haulage capacity at Segovia. These investments are intended to support near-term production growth while advancing Soto Norte and Toroparu as longer-term development opportunities.

	Three months ended			Six months ended
Operational Information	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Gold produced (ounces)	73,710	74,339	58,652	148,049	113,415
Gold sold (ounces)	72,124	74,843	61,024	146,967	115,305
Average realized gold price ($ per oz sold)	4,450	4,861	3,281	4,659	3,073

Financial Information
Gold revenue	320,933	363,813	200,231	684,746	354,373
Income from mining operations	167,084	203,731	91,991	370,815	151,976
EBITDA	162,538	181,943	31,546	344,481	71,201
Adjusted EBITDA	178,588	212,074	98,733	390,662	165,346

Net earnings (loss)[1]	94,243	97,614	(16,897)	191,857	(14,529)
Adjusted net earnings	96,327	123,688	47,762	220,015	74,989

Net earnings (loss) per share – basic ($)[1]	0.46	0.47	(0.09)	0.93	(0.08)
Adjusted net earnings per share – basic ($)	0.47	0.60	0.27	1.07	0.43

Sustaining capital	15,655	12,837	12,287	28,492	18,876
Growth and expansion capital	105,084	61,251	36,745	166,335	79,755

Segovia Results
Gold produced (ounces)	64,424	66,567	51,527	130,991	99,076
Gold sold (ounces)	62,762	67,709	53,751	130,471	101,141
AISC Margin - Total ($'000)	157,107	198,677	87,169	355,784	148,064
AISC ($ per oz gold sold) - Owner Mining	1,767	1,492	1,520	1,623	1,503
AISC Sales Margin - CMPs (%)	46%	40%	42%	43%	41%

Marmato Results
Gold produced (ounces)	9,286	7,772	7,125	17,058	14,339
Gold sold (ounces)	9,362	7,134	7,273	16,496	14,164
AISC Margin - Total ($'000)	10,567	6,991	4,041	17,558	6,796

Balance sheet, as at	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	December 31, 2025
Cash and cash equivalents	425,552	472,082	310,164	425,552	391,874
Total debt[2]	469,580	473,644	485,958	469,580	477,708
Net debt[3]	44,028	1,562	175,794	44,028	85,834

1.Net earnings represent net earnings attributable to the shareholders of the Company.
2.The face value of long-term debt as of June 30, 2026 is shown as the principal amount of Senior Notes (as defined in the Interim Financial Statements) outstanding and the total number of Gold Notes outstanding at their par value.
3.Net debt is calculated as outstanding principal for the Senior Notes and the Gold-linked Notes, less cash and cash equivalents.

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Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q2 2026 Financial Highlights
•Gold revenue remained strong at $321 million, supported by 72,124 ounces of gold sold at an average realized gold price of $4,450 per ounce. Compared with Q1 2026, gold revenue reflected a 4% decrease in gold ounces sold and an 8% decrease in realized gold prices.
•EBITDA was $163 million as compared to $182 million in Q1 2026, reflecting continued strong operating performance despite lower realized gold prices during the quarter.
•Adjusted EBITDA was $179 million, compared to $212 million in Q1 2026, after normalizing for non-cash and non-recurring items. On a trailing 12-month basis, Adjusted EBITDA reached $690 million, demonstrating the Company's strong profitability, cash flow generation and leverage to gold prices.
•Net earnings were $94 million, from $98 million in Q1 2026. Results for Q2 2026 include $167 million in income from mining operations, down from $204 million in Q1 2026.
•Adjusted net earnings of $96 million or $0.47 per share, demonstrating continued strong profitability compared with $124 million or $0.60 per share in Q1 2026.
•Cash and cash equivalents increased to $426 million at June 30, 2026, up from $392 million at December 31, 2025, while the Company continued to invest significantly in its growth projects. The increase primarily reflects:
◦$170 million of operating free cash flow after sustaining capital and taxes paid;
◦$40 million installment received under Marmato's precious metals stream following achievement of the 50% construction capital expenditures milestone;
◦$36 million inflow from other working capital movements, proceeds from stock options and finance income;
◦$46 million of debt repayment and servicing; and
◦$166 million invested in growth and expansion capital.
•Net debt was reduced to $44 million, down from $86 million at December 31, 2025, further strengthening the Company's financial position.
Q2 2026 Operational Highlights
•Gold production totaled 73,710 ounces, consistent with the 74,339 ounces produced in Q1 2026.
•Segovia
◦Produced 64,424 ounces in Q2 2026, a 3% decrease over Q1 2026, reflecting the processing of 202,480 tonnes at an average gold grade of 10.23 g/t, compared to 175,370 tonnes at 12.41 g/t in Q1 2026. Gold recoveries were 95.7%, compared to 95.3% in Q1 2026.
◦AISC margin decreased to $157 million, down 21% from Q1 2026, reflecting lower realized gold prices and slightly lower gold sales volumes.
◦Owner-operated mining (Owner Mining) comprised 67% of the mill feed, consistent with Q1 2026. AISC was $1,767 per ounce, compared to $1,492 per ounce in Q1 2026, primarily reflecting lower Owner Mining ounces sold, together with higher owner mining sustaining capital as the Company increased investment in underground development to support higher mining capacity. H1 2026 Owner Mining AISC was $1,623, below the full-year 2026 guidance range of $1,700 to $1,800 per ounce.
◦Contract Mining Partner (CMP) sourced gold comprised 33% of the mill feed and generated an AISC sales margin of 46%, bringing H1 2026 CMP AISC sales margin to 43%, above the top end of the full-year 2026 guidance range of 35% to 40%.
◦Combined AISC of $1,986 per ounce, compared to $1,963 per ounce in Q1 2026, reflecting the increase in Owner Mining AISC described above, partially offset by lower CMP AISC due to the decrease in the average realized gold price.
◦Total investment at Segovia, including sustaining and non-sustaining capital, increased to $31 million in Q2 2026, from $17 million in Q1 2026. This investment is advancing the development work required to increase mining rates and improve haulage efficiency, including new ramps and a main underground haulage circuit connecting the El Silencio, Providencia and Sandra K mines.
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Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•Marmato
◦Produced 9,286 ounces, a 19% increase over Q1 2026, reflecting the processing of 84,610 tonnes at an average gold grade of 3.79 g/t, compared to 77,040 tonnes at 3.53 g/t in Q1 2026.
◦Production in Q2 2026 continued to reflect the operating capacity of the existing flotation plant, with mill feed sourced primarily from ore development and stopes in the Bulk Mining Zone and from CMPs operating in the Narrow Vein Zone. Throughput is expected to increase materially following commissioning of the new CIP plant, with first gold expected in Q4 2026.
Project Development Highlights
•Marmato expansion advancing toward commissioning and first gold
◦Construction of the new 5,000 tpd design-capacity CIP plant remains on schedule for first gold in Q4 2026.
◦The SAG and ball mills are now on site and mechanical installation is underway.
◦The Bulk Mining Zone is prepared to support the initial ramp-up of the new CIP plant. The underground connection completed earlier this year established direct access between the Bulk Mining Zone and the new CIP plant area, improving access, ventilation and haulage, and supporting the planned production ramp-up.
◦During Q2 2026, the Company invested $64 million towards the construction of the Marmato expansion project. Including underground development and ancillary growth projects, total non-sustaining investment at Marmato was $76 million in Q2 2026.
◦As at July 1, 2026, the estimated capital required to achieve first gold from the Marmato CIP plant in Q4 2026 is approximately $118 million. After the final $42 million installment from Wheaton Precious Metals expected in Q3 2026, the net funding requirement of approximately $76 million will be funded from the Company’s cash balance and operating cash flow.
•Toroparu Project progressing toward a potential early 2027 construction decision
◦The PFS remains on schedule for completion in H2 2026, supporting a construction decision targeted for early 2027.
◦Project optimization work in support of the PFS includes updated mine scheduling, engineering studies and other activities to advance construction readiness.
◦Pre-construction activities underway, including construction of the Puruni River bridge, camp expansion, road improvements and other site infrastructure.
◦The project team has grown to 100 employees in Guyana, with several key leadership appointments made during the quarter to support project development and execution.
◦Aris Mining continues active engagement with the Government of Guyana and the Guyana Geology and Mines Commission to obtain the mining license and keep stakeholders informed of project progress.
◦Preliminary Economic Assessment (PEA) completed in October 2025, outlining an attractive project with after-tax NPV5% of $1.8 billion, IRR of 25.2%, and 3.0-year payback at $3,000/oz gold3.
◦During Q2 2026, capital expenditures totaled $6 million at Toroparu.
•Soto Norte Project nearing completion of environmental studies and environmental license application preparation
◦The project incorporates industry-leading environmental and social design features, including a metallurgical process free of cyanide and mercury, together with a CMP program that allocates approximately 750 tpd of processing capacity to local miners, over 20% of Soto Norte’s 3,500 tpd processing capacity.
◦The environmental studies and the preparation of the environmental license application are nearing completion.
◦PFS completed in September 2025, demonstrating robust economics with an after-tax NPV5% of $2.7 billion, IRR of 35%, and 2.3-year payback at $2,600/oz gold. Strong leverage to higher gold prices, at $3,000/oz the NPV5% increases to $3.3 billion with IRR of 40%.
◦During Q2 2026, capital expenditures totaled $6 million at Soto Norte.
3Based on a preliminary economic assessment effective October 21, 2025, which contemplates a 7.0 Mtpa operation over a 21.3-year mine life with average annual gold production of approximately 235koz at a base case gold price of US$3,000/oz. The preliminary economic assessment is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
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Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Segovia
Segovia is 100% owned by the Company and is located in a historic mining district of Colombia. Approximately 60% of the gold sold in 2025 was produced from Owner Mining while the balance of approximately 40% was produced by processing mill feed purchased from CMPs, which was sourced from both within and outside of the Company’s mining titles. The operations include four underground mines and two processing facilities:
•A conventional processing facility, that produces doré and was expanded from 2,000 to 3,000 tpd in June 2025, with ramp-up continuing to advance.
•A 200 tpd polymetallic processing plant that recovers lead and zinc concentrates, including gold and silver from tailings.

	Three months ended			Six months ended
Operating Information	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Tonnes processed (t)	202,480	175,370	167,960	377,850	335,110
Average gold grade processed (g/t)	10.23	12.41	9.85	11.24	9.61
Recoveries (%)	95.7%	95.3%	96.1%	95.5%	96.1%
Gold produced (ounces)	64,424	66,567	51,527	130,991	99,076
Gold sold (ounces)	62,762	67,709	53,751	130,471	101,141
Financial Information
Gold revenue ($'000s)	281,764	331,611	177,551	613,375	312,861
Average realized gold price ($/ounce sold)	$4,489	$4,898	$3,303	$4,701	$3,093

Owner mining costs	31,481	28,852	23,228	60,333	42,519
CMP material purchases	38,951	50,579	29,157	89,530	55,813
Processing costs	10,038	9,004	7,412	19,042	14,842
Administration and security costs	19,040	17,212	10,422	36,252	20,546
Change in finished goods and stockpile inventory	(25)	(678)	961	(703)	32
Less: by-product and concentrate revenue	(8,703)	(7,449)	(2,798)	(16,152)	(5,871)
Total cash costs	90,782	97,520	68,382	188,302	127,881

Royalties	10,741	11,139	5,539	21,880	10,058
Social contributions	8,661	12,358	5,177	21,019	9,238
Sustaining capital	13,864	11,356	10,861	25,220	16,717
Sustaining lease payments	609	561	423	1,170	903
All-in sustaining costs	124,657	132,934	90,382	257,591	164,797

AISC Margin	157,107	198,677	87,169	355,784	148,064
Production
Q2 2026 compared to Q1 2026
Gold production totaled 64,424 ounces in Q2 2026, a 3% decrease compared to Q1 2026, driven by lower average gold grades of 10.23 g/t (Q1 2026 - 12.41 g/t), reflecting the operational decision to target higher-grade zones in Q1 2026. Tonnes processed increased to 202,480 from 175,370 in Q1 2026.
Q2 2026 compared to Q2 2025
Gold production in the quarter increased 25% from the 51,527 ounces produced in Q2 2025, primarily driven by the additional processing capacity from the second ball mill that was commissioned in June 2025, along with higher average gold grades of 10.23 g/t compared to 9.85 g/t in Q2 2025.
H1 2026 compared to H1 2025
Gold production in H1 2026 increased 32% from the 99,076 ounces produced in H1 2025, primarily driven by increased tonnes and higher average gold grades of 11.24 g/t compared to 9.61 g/t in H1 2025, along with six months of additional processing capacity from the second ball mill that was commissioned in June 2025.

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Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Gold Revenue
Q2 2026 compared to Q1 2026
Gold revenue in Q2 2026 was $281.8 million, down 15% from Q1 2026, driven by an 8% decrease in average realized gold prices and a 7% decrease in gold ounces sold.
Q2 2026 compared to Q2 2025
Gold revenue increased 59% from $177.6 million in Q2 2025, driven by a 36% increase in the average realized gold price to $4,489 per ounce and a 17% increase in gold ounces sold.
H1 2026 compared to H1 2025
Gold revenue increased 96% from $312.9 million in H1 2025, driven by a 52% increase in the average realized gold price to $4,701 per ounce and a 29% increase in gold ounces sold.
Segovia - Owner Mining and CMPs

	Three months ended			Six months ended
Operating Information	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Owner Mining
Gold produced (ounces)	42,640	45,017	31,377	87,657	58,430
Gold sold (ounces)	41,520	45,789	32,685	87,309	59,648
Cash cost ($ per oz sold)	1,157	918	1,047	1,031	1,081
AISC ($ per oz sold)	1,767	1,492	1,520	1,623	1,503
AISC margin ($'000)	112,858	155,940	57,832	268,798	94,867

CMPs
Gold produced (ounces)	21,784	21,550	20,150	43,334	40,646
Gold sold (ounces)	21,242	21,920	21,066	43,162	41,493
Cash cost ($ per oz sold)	2,013	2,532	1,622	2,277	1,528
AISC ($ per oz sold)	2,415	2,948	1,931	2,686	1,811
AISC sales margin (%)	46%	40%	42%	43%	41%
AISC margin ($'000)	44,249	42,737	29,337	86,986	53,197

Total AISC Margin ($’000)	157,107	198,677	87,169	355,784	148,064

Combined Cash cost ($ per oz sold)	1,446	1,440	1,272	1,443	1,264
Combined AISC ($ per oz sold)	1,986	1,963	1,681	1,974	1,629
All-In Sustaining Costs and Margin
Q2 2026 compared to Q1 2026
AISC at Segovia, including both Owner Mining and CMPs, averaged $1,986 per ounce in Q2 2026, a slight increase from $1,963 per ounce in Q1 2026.
•Owner Mining: AISC increased to $1,767 per ounce from $1,492 per ounce in Q1 2026, primarily reflecting lower gold ounces sold (41,520 ounces compared to 45,789 ounces), together with higher sustaining capital expenditures. Owner Mining AISC margin decreased to $112.9 million from $155.9 million in Q1 2026.
•CMPs: AISC averaged $2,415 per ounce, compared to $2,948 per ounce in Q1 2026, reflecting lower mill feed purchase costs consistent with the decline in gold prices during the quarter. CMP AISC margin was $44.2 million, compared to $42.7 million in Q1 2026.
Combined AISC margin was $157.1 million, down 21% from $198.7 million in Q1 2026, reflecting lower realized gold prices and lower gold ounces sold.
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Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Q2 2026 compared to Q2 2025
Combined AISC at Segovia averaged $1,986 per ounce in Q2 2026, up 18% from $1,681 per ounce in Q2 2025.
•Owner Mining: AISC averaged $1,767 per ounce compared with $1,520 per ounce in Q2 2025, reflecting higher royalties and social contributions which are linked to gold price, higher sustaining capital, as well as a 14% appreciation of the COP against the USD, which had an unfavorable impact on local operating costs partially offset by higher Owner Mining sales volumes. Owner Mining AISC margin increased to $112.9 million, from $57.8 million in Q2 2025.
•CMPs: AISC averaged $2,415 per ounce, compared to $1,931 per ounce in Q2 2025, reflecting higher mill feed purchase costs linked to the higher gold price. CMP AISC margin was $44.2 million, compared to $29.3 million in Q2 2025.
Combined AISC margin increased 80% to $157.1 million in Q2 2026, compared to $87.2 million in Q2 2025, reflecting both higher realized gold prices and higher gold production volumes as described above.
H1 2026 compared to H1 2025
Combined AISC at Segovia averaged $1,974 per ounce in H1 2026, up 21% from $1,629 per ounce in H1 2025.
•Owner Mining: AISC averaged $1,623 per ounce from $1,503 per ounce in H1 2025, reflecting the same factors as the quarterly discussion above, together with a 13% appreciation of the COP against the USD, which had an unfavorable impact on local operating costs. Owner Mining AISC margin increased to $268.8 million, from $94.9 million in H1 2025.
•CMPs: AISC averaged $2,686 per ounce, compared to $1,811 per ounce in H1 2025, reflecting higher mill feed purchase costs linked to the higher gold price. CMP AISC margin was $87.0 million, compared to $53.2 million in H1 2025.
Combined AISC margin more than doubled to $355.8 million in H1 2026, compared to $148.1 million in H1 2025, reflecting both higher realized gold prices and higher gold production volumes.
Growth and Expansion
Non-sustaining growth capital expenditures at Segovia totaled $17.3 million in Q2 2026, compared to $5.5 million in Q1 2026 and $6.9 million in Q2 2025. For H1 2026, non-sustaining growth capital, supporting near-term production growth and the ramp-up of the expanded processing capacity, totaled $22.7 million compared to $13.3 million in H1 2025. Growth and expansion capital in H1 2026 included:
•$20.8 million for underground development, including $8.1 million for the main underground haulage circuit connecting El Silencio, Providencia and Sandra K; and,
•$1.9 million for plant projects, the tailings storage facility and other site infrastructure.

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Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Marmato
Marmato is 100% owned by the Company and is located in a historic mining district of Colombia. It is comprised of an underground mining operation with two distinct zones, a narrow vein underground mining zone at higher elevations, and a bulk mining zone at lower elevations, with two processing facilities:
•A 1,000 tpd flotation processing facility that is currently in operation, which produces doré.
•A 5,000 tpd CIP processing facility, which will also produce doré, that is currently under construction and advancing toward commissioning, with first gold expected in Q4 2026.

	Three months ended			Six months ended
Operating Information	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Tonnes processed (t)	84,610	77,040	73,490	161,650	147,540
Average gold grade processed (g/t)	3.79	3.53	3.35	3.67	3.33
Recoveries (%)	90.4%	89.6%	90.2%	90.0%	90.9%
Gold produced (ounces)	9,286	7,772	7,125	17,058	14,339
Gold sold (ounces)	9,362	7,134	7,273	16,496	14,164
Gold revenue	39,169	32,202	22,680	71,371	41,512
Average realized gold price	4,184	4,514	3,118	4,327	2,931
Production
Q2 2026 compared to Q1 2026
Gold production totaled 9,286 ounces, compared to 7,772 ounces in Q1 2026. The increase reflects a 7% increase in average gold grade, and a 10% increase in throughput. The increased throughput continues to reflect the operating capacity of the existing flotation plant, with mill feed sourced primarily from ore development and stopes in the Bulk Mining Zone ahead of the CIP plant commissioning in Q4 2026.
Q2 2026 compared to Q2 2025
Gold production for Q2 2026 was up 30% compared to Q2 2025, reflecting a 13% increase in average gold grade and a 15% increase in throughput, supported by consistent recoveries.
H1 2026 compared to H1 2025
Gold production for H1 2026 totaled 17,058 ounces, compared to 14,339 ounces produced during H1 2025. This reflects higher throughput and higher average gold grade in H1 2026, partially offset by slightly lower recoveries.
Gold Revenue
Q2 2026 compared to Q1 2026
Gold revenue totaled $39.2 million, compared to $32.2 million in Q1 2026. The increase was driven by higher ounces sold as mentioned above partially offset by a decrease in the average realized gold price which was $4,184 per ounce in the current quarter.
Q2 2026 compared to Q2 2025
Compared to Q2 2025, gold revenue increased 73% to $39.2 million from $22.7 million. The increase was driven by a 34% increase in the average realized gold price, together with a 29% increase in gold ounces sold.
H1 2026 compared to H1 2025
Gold revenue totaled $71.4 million in H1 2026, compared to $41.5 million in H1 2025. The increase was driven by a 16% increase in gold ounces sold, together with a higher average realized gold price.
Growth and Expansion
Non-sustaining growth capital expenditures at Marmato totaled $76.3 million in Q2 2026, compared to $47.0 million in Q1 2026 and $23.6 million in Q2 2025. For H1 2026, non-sustaining growth capital expenditures totaled $123.3 million, compared to $53.3 million in H1 2025:
•$105.4 million for the construction of the CIP processing plant, including civil, mechanical, and electrical works, major equipment procurement and delivery, and surface infrastructure development;
Page | 10

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•$9.5 million for underground mine development and drilling programs; and,
•$8.4 million for the tailings storage facility, surface infrastructure and ancillary site activities.
Financial Results
Net income of $94.2 million and $191.9 million in Q2 2026 and H1 2026, respectively, compared to net income of $97.6 million in Q1 2026 and net losses of $16.9 million and $14.5 million in Q2 2025 and H1 2025, respectively. This corresponds to a basic earnings per share of $0.46 and $0.93 in Q2 2026 and H1 2026, respectively (Q1 2026 - $0.47, Q2 2025 - $(0.09), and H1 2025 - $(0.08)).
The following table presents the key variances of net earnings for Q2 2026 compared to Q1 2026 and Q2 2025 as well as H1 2026 compared to H1 2025. The narrative following each table discusses the nature of the material variances.

	Q2 2026 vs Q1 2026	Q2 2026 vs Q2 2025	H1 2026 vs H1 2025
Net Income - Prior Period[1]	$97,614	$(16,897)	$(14,529)
Period-over-period variance
Operating Variances
Gold price impact on revenue	(29,663)	84,281	233,064
Gold volume impact on revenue	(13,217)	36,421	97,309
By-product impact on revenue	628	6,069	11,349
Cost of Sales & Social Contributions	6,681	(46,285)	(111,978)
Depreciation and Depletion	(1,076)	(5,393)	(10,905)
Net change in Operating Variances	(36,647)	75,093	218,839

Corporate Variances
General & Administrative costs	2,085	(631)	(4,428)
Share-based Compensation	8,411	8,945	5,127
Net change in Corporate Variances	10,496	8,314	699

Non-operating Variances
ARIS.WT.A Listed warrants	—	45,511	60,095
Gold Notes	34,740	32,488	29,099
Foreign Exchange gain (loss)	(28,312)	(32,678)	(38,271)
Other	(370)	593	(688)
Net change in Non-operating Variances	6,058	45,914	50,235

Income tax expense	16,722	(18,137)	(64,185)
Non-Controlling Interest	—	(44)	798

Change in Net Income	(3,371)	111,140	206,386
Net Income - Current Period[1]	94,243	94,243	191,857
1.Net earnings represent net earnings attributable to the shareholders of the Company.

Q2 2026 compared to Q1 2026
Operating Variances
Revenue decreased $42.3 million, or 11%, to $330.2 million in Q2 2026 from $372.5 million in Q1 2026, primarily driven by the average realized gold price, which decreased 8% to $4,450 per ounce from $4,861 per ounce. Lower gold ounces sold contributed a further $13.2 million to the quarterly decline.
Cost of sales and social contributions decreased $6.7 million, or 4%, to $145.8 million in Q2 2026 from $152.5 million in Q1 2026, primarily reflecting the lower cost of CMP mill feed purchases at Segovia ($11.6 million) and lower social contributions ($4.2 million) which were both driven by lower gold prices. This was partially offset by higher mining and processing costs at Segovia and Marmato due to an increase in tonnes mined and processed at both operations, together with a 2% appreciation of the COP against the U.S. dollar during the quarter.

Page | 11

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Corporate Variances
The Company recognized a share-based compensation recovery of $0.8 million in Q2 2026 compared to an expense of $7.6 million in Q1 2026. Cash-settled performance share units (PSUs) and deferred share units (DSUs) are fair valued based on the Company's share price. Q2 2026 reflected a lower revaluation expense due to a lower share price appreciation than in the prior quarter.
Non-operating Variances
In Q2 2026, the Company recognized a gain on the fair valuation of the Cboe Canada listed Gold Linked Notes (Gold Notes) of $26.2 million compared to a loss of $8.5 million in the prior quarter. The revaluation gain in Q2 2026 primarily related to the decrease in gold price. The valuation of the Gold Notes incorporates credit spreads, risk-free rates, volatility, and gold future prices.
Foreign exchange loss in Q2 2026 was $28.3 million unfavorable compared to Q1 2026, primarily due to the continued appreciation of the COP against the USD during the quarter, which resulted in higher translation losses on USD-denominated monetary balances held in COP-functional entities.
Income tax expense
Income tax expense decreased $16.7 million compared to Q1 2026, primarily reflecting lower taxable income from mining operations driven by lower realized gold prices and slightly lower gold ounces sold.
Q2 2026 compared to Q2 2025
Operating Variances
Revenue increased $126.8 million, or 62%, to $330.2 million in Q2 2026 from $203.5 million in Q2 2025, driven by a 36% increase in the average realized gold price, contributing $84.3 million, combined with an 18% increase in gold ounces sold, which contributed a further $36.4 million. By-product revenue also increased $6.1 million, reflecting increased volumes and stronger metal prices.
Cost of sales and social contributions increased $46.3 million, or 47%, to $145.8 million in Q2 2026 from $99.5 million in Q2 2025, primarily reflecting higher mining and processing costs at Segovia and Marmato due to an increase in tonnes mined and processed at both operations, together with a 14% appreciation of the COP against the U.S. dollar during the period, and higher gold-price-linked CMP mill feed purchases at Segovia ($9.8 million). Royalties across both operations increased $7.1 million in line with higher realized gold prices and sales volumes, and social contributions increased $3.5 million in line with higher realized gold prices and gold sales volumes.
Corporate Variances
The Company recognized a share-based compensation recovery of $0.8 million in Q2 2026 compared to an expense of $8.1 million in Q2 2025. As described above, Q2 2026 reflected a lower revaluation expense for PSUs and DSUs due to a lower share price appreciation than in the prior year quarter.
Non-operating Variances
The fair-value-loss relating to the listed Warrants in Q2 2025 had no corresponding impact in Q2 2026 following the exercise and expiry of all outstanding ARIS.WT.A Listed Warrants on July 29, 2025. The warrants were classified as a financial liability and marked to market through profit and loss, with the valuation driven primarily by changes in the Company’s share price.
In Q2 2026, the Company recognized a gain on the fair valuation of the Gold Notes of $26.2 million compared to a loss of $6.3 million in the prior year quarter. As described above, the revaluation gain in Q2 2026 primarily related to the decrease in gold price.
Foreign exchange loss in Q2 2026 was $32.7 million unfavorable compared to Q2 2025, primarily due to the continued appreciation of the COP against the USD, which strengthened approximately 14% during the quarter, resulting in higher translation losses on USD-denominated monetary balances held in COP-functional entities.
Income tax expense
Income tax expense increased $18.1 million compared to Q2 2025, primarily reflecting higher taxable income from mining operations driven by higher realized gold prices and increased gold ounces sold at both Segovia and Marmato.
Page | 12

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
H1 2026 compared to H1 2025
Operating Variances
Revenue increased $341.7 million, or 95%, to $702.7 million in 2026 from $361.0 million in 2025, driven by a 52% increase in the average realized gold price, contributing $233.1 million, combined with a 27% increase in gold ounces sold, contributing $97.3 million. By-product and concentrate revenue also increased $11.3 million, reflecting the same increased volumes and stronger metal prices noted above.
Cost of sales and social contributions increased $112.0 million, or 60%, to $298.3 million in 2026 from $186.3 million in 2025, primarily reflecting higher mining and processing costs at Segovia and Marmato due to an increase in tonnes mined and processed at both operations, together with a 13% appreciation of the Colombian peso against the U.S. dollar during the period, and higher gold-price-linked CMP mill feed purchases at Segovia ($33.7 million). Royalties and social contributions across both operations increased $15.2 million and $12.5 million, respectively, in line with higher realized gold prices and sales volumes.
Depreciation and depletion in 2026 were $10.9 million higher than in 2025, primarily due to a 31% increase in gold production as the expense reflects the units-of-production depletion method applied across operations as well as a higher depletable cost base following continued sustaining capital investment and the commissioning of the second mill at Segovia in June 2025.
Corporate Variances
Share-based compensation expense decreased $5.1 million compared to H1 2025, primarily due to the revaluation of outstanding PSUs and DSUs reflecting the Company's strong share price performance during 2025.
Non-operating Variances
The fair-value-loss relating to the listed Warrants in 2025 had no corresponding impact in 2026 following the exercise and expiry of all outstanding ARIS.WT.A Listed Warrants on July 29, 2025. The warrants were classified as a financial liability and marked to market through profit and loss, with the valuation driven primarily by changes in the Company’s share price.
In H1 2026, the Company recognized a gain on the fair valuation of the Gold Notes of $17.7 million compared to a loss of $11.4 million in the prior year. The revaluation gain in 2026 primarily related to the decrease in gold price.
Foreign exchange loss in H1 2026 was $51.5 million, which was unfavorable compared to H1 2025, primarily due to the continued appreciation of the COP against the USD, which strengthened 13% in the current year, resulting in higher translation losses on USD-denominated monetary balances held in COP-functional entities.
Income tax expense
Income tax expense for H1 2026 increased by $64.2 million compared to H1 2025, reflecting higher taxable income due to higher income from mining operations.

Page | 13

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Condition, Liquidity and Capital Resources
Working capital
The Company continues to maintain a strong liquidity position, and with the combination of operating cash flows from Segovia, Marmato, and the remaining $42.0 million milestone payment from Wheaton Precious Metals International (WPMI), the Company expects to have sufficient cash available to fund operating activities, expansion projects, and strategic initiatives, including the advancement of the Marmato expansion, and study work at Soto Norte and Toroparu.
As at June 30, 2026, the Company held a working capital surplus, calculated as current assets minus current liabilities, of $267.7 million (December 31, 2025 - $232.2 million) which was underpinned by a cash balance of $425.6 million which increased by $33.7 million in 2026. The increase primarily reflects strong operating cash flow, $40.0 million installment received under Marmato's precious metals stream financing following achievement of the 50% construction capital expenditure milestone, partially offset by continued investment in growth projects. Notably, the Company advanced construction of the new CIP processing facility at Marmato, and made debt service payments including scheduled interest on its Senior Notes as well as interest and premiums on its Gold Notes.

	Three months ended			Six months ended
	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net cash provided by operating activities	$86,103	$158,810	$81,719	$244,913	$128,480
Net cash used in investing activities	(115,035)	(77,321)	(47,320)	(192,356)	(107,884)
Net cash provided by (used in) financing activities	(19,198)	(2,095)	35,009	(21,293)	35,340
Impact of foreign exchange on cash and cash equivalents	1,600	814	925	2,414	1,693
Increase (decrease) in cash and cash equivalents	(46,530)	80,208	70,333	33,678	57,629
Cash and cash equivalents, beginning of period	472,082	391,874	239,831	391,874	252,535
Cash and cash equivalents, end of period	$425,552	$472,082	$310,164	$425,552	$310,164

Summary of Quarterly Results

	For the three months ended,
	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025	Dec 31, 2024	Sep 30, 2024
Gold produced (ounces)	73,710	74,339	69,852	73,236	58,652	54,763	57,364	53,608
Gold sold (ounces)	72,124	74,843	71,717	73,001	61,024	54,281	56,334	53,769
Revenue	330,227	372,479	308,565	258,115	203,456	157,528	151,076	134,723
Income from mining operations	167,084	203,731	158,065	122,740	91,991	59,985	54,129	37,982
EBITDA	162,538	181,943	120,406	96,506	31,546	39,655	66,602	27,764
Adjusted EBITDA	178,588	212,074	167,996	131,069	98,733	66,613	55,575	43,039
Net earnings (loss) attributable to the Owners of the Company	94,243	97,614	50,863	42,011	(16,897)	2,368	21,687	(2,074)
Adjusted net earnings (loss)	96,327	123,688	94,097	71,842	47,762	27,227	24,659	13,092
Earnings (loss) per share – basic ($/share)	0.46	0.47	0.25	0.21	(0.09)	0.01	0.13	(0.01)
Earnings (loss) per share – diluted ($/share)	0.45	0.47	0.25	0.21	(0.09)	0.01	0.02	(0.01)
Adjusted earnings per share - basic ($/share)	0.47	0.60	0.46	0.36	0.27	0.16	0.14	0.08

Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.
Transactions with Related Parties
The Company’s related parties include its subsidiaries, affiliates, directors and key management personnel. The Company’s key management personnel include executive and non-executive directors and the Company’s executive officers.
Other than normal-course intercompany transactions and compensation in the form of salaries or directors’ fees, and share-based payments (options, PSUs and DSUs) there were no material related party transactions.
Page | 14

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Instruments and Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
The Company may at times hold financial instruments, derivatives and/or contracts containing embedded derivatives that are recorded on the consolidated balance sheet at fair value. Financial liabilities classified or designated at fair value through profit or loss, including the Gold Notes, are measured at fair value at each reporting date, with changes in fair value recognized in profit or loss, except for changes attributable to the Company’s own credit risk, which are recognized in other comprehensive income.
Aris Mining Holdings Corp. (Aris Holdings), a wholly-owned subsidiary of the Company, has Gold Notes that trade on the Cboe Canada under the symbol “AMNG.NT.U” as described in note 11 of the 2025 annual financial statements. As of June 30, 2026, the outstanding principal value is $19.6 million. The Gold Notes bear interest at 7.5% per annum, payable monthly. In addition to the interest, the Gold Notes pay a gold premium calculated each quarter as the amount by which the London Bullion Market Association Gold Price on the measurement date exceeds the floor price of $1,400. The Company has not entered into any instruments to hedge against the market movement of gold, and there is risk that rising gold prices would result in higher premiums to be paid. However, there is a natural hedge to this risk as rising gold prices result in higher cash flows from increased AISC margins that are available to fund the potential exposure.
Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in note 17 in our 2025 audited annual consolidated financial statements.
Contractual Obligations and Commitments
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at June 30, 2026. In addition to other commitments already disclosed, the Company’s undiscounted commitments including interest and premiums at June 30, 2026 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables[1]	$214,160	$—	$—	$—	$214,160
Reclamation and closure costs	714	2,495	—	57,831	61,040
Lease payments	1,629	4,197	1,446	1,364	8,636
Gold Notes	48,049	11,311	—	—	59,360
Senior Unsecured Notes	36,000	540,000	—	—	576,000
Other contractual commitments[2]	35,667	14,373	9,608	—	59,648
Total	$336,219	$572,376	$11,054	$59,195	$978,844
1.As presented in the Interim Financial Statements for the period ended June 30, 2026.
2.Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at June 30, 2026.
Aris Mining’s gold and silver production from Marmato and future production from the Toroparu Project are subject to the terms of streaming agreements with WPMI.
Liquidity risk
Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at June 30, 2026.
Contingencies
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions in its financial statements for such claims when considered material and an outflow of resources is considered probable.
Page | 15

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines there will be a tax liability associated with its filing position.
Outstanding Share Data
As at the date of this MD&A, the Company has 206.4 million common shares issued and outstanding and 4.1 million common shares issuable under stock options. A further 6 million common shares are issuable to Mubadala following receipt of an environmental license to develop Soto Norte.

Non-GAAP Financial Measures
This MD&A refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS. The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. The Company discloses these financial measures and ratios because the Company believes that they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.

Total cash costs and All-in sustaining costs
Total cash costs and total cash costs per ounce sold are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per ounce sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. This measure is intended to be reflective of the total cash cost associated with operating in Colombia.
AISC and AISC ($ per oz sold) are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non-GAAP measure provides investors with greater transparency regarding the total period cost of producing an ounce of gold and may assist in comparisons with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Page | 16

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Total cash costs & All-in sustaining costs
Reconciliation of total cash costs and all-in sustaining costs to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	For the three months ended,			Six months ended
Segovia	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Total gold sold (ounces)	62,762	67,709	53,751	130,471	101,141
Cost of sales[1]	110,226	116,108	76,719	226,334	143,810
Less: royalties[1]	(10,741)	(11,139)	(5,539)	(21,880)	(10,058)
Add: by-product revenue[1]	(8,703)	(7,449)	(2,798)	(16,152)	(5,871)
Total cash costs	90,782	97,520	68,382	188,302	127,881
Cash cost per ounce sold	$1,446	$1,440	$1,272	$1,443	$1,264
Add: royalties[1]	10,741	11,139	5,539	21,880	10,058
Add: social contributions[1]	8,661	12,358	5,177	21,019	9,238
Add: sustaining capital expenditures	13,864	11,356	10,861	25,220	16,717
Add: sustaining lease payments	609	561	423	1,170	903
Total AISC	124,657	132,934	90,382	257,591	164,797
AISC per ounce sold	$1,986	$1,963	$1,681	$1,974	$1,629

Marmato
Total gold sold (ounces)	9,362	7,134	7,273	16,496	14,164
Cost of sales[1]	26,542	23,096	17,255	49,638	32,639
Less: royalties[1]	(3,938)	(3,332)	(2,044)	(7,270)	(3,884)
Add: by-product revenue[1]	(123)	(306)	(427)	(429)	(740)
Total cash costs	22,481	19,458	14,784	41,939	28,015
Add: royalties[1]	3,938	3,332	2,044	7,270	3,884
Add: social contributions[1]	392	940	385	1,332	658
Add: sustaining capital expenditures	1,791	1,481	1,426	3,272	2,159
Total AISC	28,602	25,211	18,639	53,813	34,716

Consolidated
Total gold sold (ounces)	72,124	74,843	61,024	146,967	115,305
Cost of sales[1]	136,768	139,204	93,974	275,972	176,449
Less: royalties[1]	(14,679)	(14,471)	(7,583)	(29,150)	(13,942)
Add: by-product revenue[1]	(8,826)	(7,755)	(3,225)	(16,581)	(6,611)
Total cash costs	113,263	116,978	83,166	230,241	155,896
Add: royalties[1]	14,679	14,471	7,583	29,150	13,942
Add: social contributions[1]	9,053	13,298	5,562	22,351	9,896
Add: sustaining capital expenditures	15,655	12,837	12,287	28,492	18,876
Add: sustaining lease payments	609	561	423	1,170	903
Total AISC	153,259	158,145	109,021	311,404	199,513
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 17

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Reconciliation of cash costs and all-in sustaining costs by business unit at Segovia to the costs as disclosed above.

	For the three months ended,			Six months ended
Segovia - Owner Mining	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Total gold sold (ounces)	41,520	45,789	32,685	87,309	59,648
Cost of sales[1]	61,207	54,857	39,532	116,064	74,331
Less: royalties[1]	(7,415)	(7,805)	(3,605)	(15,220)	(6,388)
Add: by-product revenue[1]	(5,771)	(5,037)	(1,714)	(10,808)	(3,462)
Total cash costs	48,021	42,015	34,213	90,036	64,481
Cash cost per ounce sold	$1,157	$918	$1,047	$1,031	$1,081
Add: royalties[1]	7,415	7,805	3,605	15,220	6,388
Add: social contributions[1]	5,961	8,660	3,366	14,621	5,868
Add: sustaining capital expenditures	11,340	9,274	8,088	20,614	12,005
Add: sustaining lease payments	609	561	423	1,170	903
Total AISC	73,346	68,315	49,695	141,661	89,645
AISC per ounce sold	$1,767	$1,492	$1,520	$1,623	$1,503

Segovia - CMPs
Total gold sold (ounces)	21,242	21,920	21,066	43,162	41,493
Cost of sales[1]	49,019	61,251	37,187	110,270	69,479
Less: royalties[1]	(3,326)	(3,334)	(1,934)	(6,660)	(3,670)
Add: by-product revenue[1]	(2,932)	(2,412)	(1,084)	(5,344)	(2,409)
Total cash costs	42,761	55,505	34,169	98,266	63,400
Cash cost per ounce sold	$2,013	$2,532	$1,622	$2,277	$1,528
Add: royalties[1]	3,326	3,334	1,934	6,660	3,670
Add: social contributions[1]	2,700	3,698	1,811	6,398	3,370
Add: sustaining capital expenditures	2,524	2,082	2,773	4,606	4,712
Total AISC	51,311	64,619	40,687	115,930	75,152
AISC per ounce sold	$2,415	$2,948	$1,931	$2,686	$1,811

Segovia - Combined
Total gold sold (ounces)	62,762	67,709	53,751	130,471	101,141
Cost of sales[1]	110,226	116,108	76,719	226,334	143,810
Less: royalties[1]	(10,741)	(11,139)	(5,539)	(21,880)	(10,058)
Add: by-product revenue[1]	(8,703)	(7,449)	(2,798)	(16,152)	(5,871)
Total cash costs	90,782	97,520	68,382	188,302	127,881
Cash cost per ounce sold	$1,446	$1,440	$1,272	$1,443	$1,264
Add: royalties[1]	10,741	11,139	5,539	21,880	10,058
Add: social contributions[1]	8,661	12,358	5,177	21,019	9,238
Add: sustaining capital expenditures	13,864	11,356	10,861	25,220	16,717
Add: sustaining lease payments	609	561	423	1,170	903
Total AISC	124,657	132,934	90,382	257,591	164,797
AISC per ounce sold	$1,986	$1,963	$1,681	$1,974	$1,629
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 18

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
AISC margin
AISC margin is a non-GAAP financial measure calculated as the difference between gold revenue and all-in sustaining costs (AISC). This measure has no standard meaning under IFRS. AISC margin is used by management and investors to evaluate the Company's operating performance and cash generation capability from mining operations.
Reconciliation of total AISC margin at Segovia disclosed below.

	Three months ended			Six months ended
($’000)	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Gold revenue[1]	281,764	331,611	177,551	613,375	312,861
All-in sustaining costs	124,657	132,934	90,382	257,591	164,797
AISC margin ($)	157,107	198,677	87,169	355,784	148,064
AISC margin (%)	56%	60%	49%	58%	47%
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Trailing 12-months AISC margin

	Three months ended				Trailing 12 Months
($’000)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2026
Gold revenue[1]	281,764	331,611	273,127	229,116	1,115,618
All-in sustaining costs	124,657	132,934	121,863	107,606	487,060
AISC margin ($)	157,107	198,677	151,264	121,510	628,558
AISC margin (%)	56%	60%	55%	53%	56%
1.As presented in the Interim Financial Statements and notes thereto for the respective periods
Additions to mineral interests, plant and equipment
The table below reconciles sustaining and growth and expansion capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Interim Financial Statements.

	Three months ended			Six months ended
($’000)	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Sustaining capital
Segovia	13,864	11,356	10,861	25,220	16,717
Marmato	1,791	1,481	1,426	3,272	2,159
Total sustaining capital	15,655	12,837	12,287	28,492	18,876
Non-sustaining capital
Marmato	76,290	47,031	23,628	123,321	53,289
Segovia	17,279	5,454	6,930	22,733	13,298
Soto Norte Project	5,576	3,445	3,446	9,021	8,016
Toroparu Project	5,939	5,321	2,741	11,260	5,152
Total expansion and growth capital	105,084	61,251	36,745	166,335	79,755
Additions to mining interest, plant and equipment[1]	120,739	74,088	49,032	194,827	98,631
1. As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 19

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Free cash flow
Operating free cash flow after sustaining capital and taxes paid and free cash flow after growth and expansion capital are non-GAAP financial measures and are common performance metrics in the gold mining industry; however, they have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
Operating free cash flow after sustaining capital and taxes paid is calculated as net cash provided by operating activities, adjusted to exclude certain non-recurring or non-operating items, less sustaining capital expenditures and sustaining lease payments. Free cash flow after growth and expansion capital is calculated as operating free cash flow after sustaining capital and taxes paid less growth and expansion capital expenditures.
Aris Mining believes that these measures provide investors and analysts with useful information about the Company’s ability to generate cash from its mining operations after maintaining its asset base, and its capacity to fund growth initiatives, reduce debt, strengthen liquidity, or return capital to shareholders. Management uses these measures as key internal indicators of financial performance and capital discipline. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS, including net cash provided by operating activities as reported in the consolidated statement of cash flows.

	Three months ended			Six months ended
($’000)	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating cash flows before taxes[1]	199,189	184,981	123,963	384,170	175,845
Adjusting Items:
Precious metal stream deposit settled (received)[1]	—	(40,016)	—	(40,016)	—
Finance income[1]	(4,166)	(3,383)	(3,474)	(7,549)	(5,810)
Impact of FX on cash and cash equivalents[1]	1,600	814	925	2,414	1,693
Adjusted operating cash flows before taxes	196,623	142,396	121,414	339,019	171,728

Less: Income taxes paid[1]	(113,086)	(26,171)	(42,244)	(139,257)	(47,365)
Adjusted net cash provided by operating activities	83,537	116,225	79,170	199,762	124,363

Less: Sustaining capital	(15,655)	(12,837)	(12,287)	(28,492)	(18,876)
Less: Sustaining lease payments	(609)	(561)	(423)	(1,170)	(903)
Operating free cash flow after sustaining capital and taxes paid	67,273	102,827	66,460	170,100	104,584

Less: Growth and expansion capital	(105,084)	(61,251)	(36,745)	(166,335)	(79,755)
Free cash flow after growth and expansion capital	(37,811)	41,576	29,715	3,765	24,829
1. As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 20

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-GAAP financial measure and non-GAAP ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended			Six months ended
($000s except share amount)	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Basic weighted average shares outstanding[1]	206,398,410	205,967,201	179,836,208	206,183,995	175,752,115
Net income (loss) attributable to Owners of the Company[1]	94,243	97,614	(16,897)	191,857	(14,529)
Add back:
Share-based compensation[1]	(809)	7,602	8,136	6,793	11,920
(Income) loss from equity accounting in investee[1]	—	—	—	—	14
(Gain) loss on financial instruments[1]	(26,548)	1,762	50,737	(24,786)	67,365
Other (income) expense[1]	3,505	9,177	1,090	12,682	1,625
Foreign exchange (gain) loss[1]	39,902	11,590	7,224	51,492	13,221
Income tax effect on adjustments	(13,966)	(4,057)	(2,528)	(18,023)	(4,627)
Adjusted net earnings	96,327	123,688	47,762	220,015	74,989
Per share – basic ($/share)	0.47	0.60	0.27	1.07	0.43
1.As presented in the Interim Financial Statements and notes thereto for the respective periods
Trailing 12-months Adjusted net earnings and Adjusted net earnings per share

	Three months ended				Trailing 12 Months
($000s except share amount)	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2026
Basic weighted average shares outstanding[1]	206,398,410	205,967,201	203,245,172	199,171,052	203,675,621
Net income (loss) attributable to Owners of the Company[1]	94,243	97,614	50,863	42,011	284,731
Add back:
Share-based compensation[1]	(809)	7,602	20,663	9,497	36,953
(Income) loss from equity accounting in investee[1]	—	—	(14)	—	(14)
(Gain) loss on financial instruments[1]	(26,548)	1,762	3,058	6,385	(15,343)
Loss on disposal of Juby Project[1]	—	—	—	3,200	3,200
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	—	—	4,990	—	4,990
Other (income) expense[1]	3,505	9,177	6,447	1,961	21,090
Foreign exchange (gain) loss[1]	39,902	11,590	12,446	13,520	77,458
Income tax effect on adjustments	(13,966)	(4,057)	(4,356)	(4,732)	(27,111)
Adjusted net earnings	96,327	123,688	94,097	71,842	385,954
Per share – basic ($/share)	0.47	0.60	0.46	0.36	1.89
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

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Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are Non-GAAP financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Interim Financial Statements.

	Three months ended			Six months ended
	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Earnings before Income tax[1]	141,579	161,672	12,258	303,251	33,478
Add back:
Depreciation and depletion[1]	17,322	16,246	11,929	33,568	22,663
Finance income[1]	(4,166)	(3,383)	(3,474)	(7,549)	(5,810)
Finance costs[1]	7,803	7,408	10,833	15,211	20,870
EBITDA	162,538	181,943	31,546	344,481	71,201

Add back:
Share-based compensation[1]	(809)	7,602	8,136	6,793	11,920
Income from associates[1]	—	—	—	—	14
(Gain) loss on financial instruments[1]	(26,548)	1,762	50,737	(24,786)	67,365
Other Income (expenses)[1]	3,505	9,177	1,090	12,682	1,625
Foreign exchange (gain) loss[1]	39,902	11,590	7,224	51,492	13,221
Adjusted EBITDA	178,588	212,074	98,733	390,662	165,346
1.As presented in the Interim Financial Statements and notes thereto for the respective periods
Trailing 12-months EBITDA and Adjusted EBITDA

	Three months ended				Trailing 12 Months
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2026
Earnings before Income tax[1]	141,579	161,672	97,519	76,094	476,864
Add back:
Depreciation and depletion[1]	17,322	16,246	16,809	13,459	63,836
Finance income[1]	(4,166)	(3,383)	(4,353)	(2,437)	(14,339)
Finance costs[1]	7,803	7,408	10,431	9,390	35,032
EBITDA	162,538	181,943	120,406	96,506	561,393

Add back:
Share-based compensation[1]	(809)	7,602	20,663	9,497	36,953
Income from associates[1]	—	—	(14)	—	(14)
(Gain) loss on financial instruments[1]	(26,548)	1,762	3,058	6,385	(15,343)
Loss on disposal of Juby Project[1]	—	—	—	3,200	3,200
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	—	—	4,990	—	4,990
Other Income (expenses)[1]	3,505	9,177	6,447	1,961	21,090
Foreign exchange (gain) loss[1]	39,902	11,590	12,446	13,520	77,458
Adjusted EBITDA	178,588	212,074	167,996	131,069	689,727
1.As presented in the Interim Financial Statements and notes thereto for the respective periods

Page | 22

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Accounting Matters
Basis for preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Details of the material accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024.
Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2025 dated as of March 11, 2026, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.
If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ from those described in the forward-looking statements related to the Company.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate, and recorded, processed, summarized, and reported to allow timely decisions regarding required disclosure, including in its annual filings, interim filings, or other reports filed or submitted under securities legislation.
The Company's management, including the Chief Executive Officer and Chief Financial Officer, is responsible for establishing adequate internal controls over financial reporting.
Changes in internal controls
During the three months ended June 30, 2026, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.
Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Page | 23

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.
Mineral Reserves and Mineral Resources

Property	Proven			Probable			Proven & Probable
	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Marmato	2,196	4.31	304	29,082	3.08	2,874	31,277	3.16	3,178
Soto Norte	2,600	8.78	734	17,700	6.72	3,824	20,300	7.00	4,569
Segovia	1,708	9.92	545	2,659	11.21	958	4,367	10.70	1,503
Total			1,583			7,656		5.14	9,250
Notes: Totals may not add due to rounding. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$2,200 at Soto Norte, and US$2,800 at Segovia. The mineral reserve effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, and November 28, 2025 at Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Property	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)
Marmato	2.8	6.04	545	58.7	2.89	5,452	61.5	3.03	5,997	35.6	2.43	2,787
Soto Norte	3.8	7.99	976	35.2	5.29	5,987	39.0	5.55	6,959	25.1	4.81	3,882
Segovia	4.1	14.78	1,925	3.3	15.94	1,701	7.4	15.30	3,626	6.3	14.13	2,856
Toroparu	48.5	1.31	2,038	78.4	1.30	3,272	126.9	1.30	5,310	22.9	1.60	1,177
Total			5,484			16,412			21,892			10,702
Notes: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$2,600 at Soto Norte, US$3,200 at Segovia, and US$1,950 at Toroparu. The mineral resource effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, November 28, 2025 at Segovia, and October 21, 2025 at Toroparu. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Technical Disclosure
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A are based upon information included in the following documents and NI 43-101 compliant technical reports:
1.Technical report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
2.Technical report entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia”, dated September 3, 2025 with an effective date of August 18, 2025, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining’s SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
3.Technical report entitled “NI 43-101 Technical Report for the Segovia Operations, Antioquia, Colombia” dated December 5, 2023 with an effective date of September 30, 2023, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
4.Technical report entitled “Updated Mineral Resource Estimate NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project Cuyuni-Mazaruni Region, Guyana” dated October 28, 2025 with an effective date of October 21, 2025, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
5.News release of Aris Mining dated January 8, 2026 and entitled “Aris Mining Expands High-Grade Segovia Reserve and Resource Estimates”.
Page | 24

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements include but are not limited to, statements with respect to the Company’s targeted annual gold production, 2026 guidance, the timeline for ramp up of production at Segovia, timeline for the construction of the CIP plant and production at the Bulk Mining Zone, the plans and timing of the Toroparu prefeasibility study including a potential construction decision, the economic analysis from the Soto Norte PFS and Toroparu PEA, the anticipated timeline for submission of the environmental license application in respect of the Soto Norte project, projected payments and obligations of the Company, the Company’s growth plans and the requirements thereof, the Company’s ability to fund growth projects, the Company’s ability to pay its obligations associated with its financial liabilities, the Company's potential objective to produce 1 million oz of gold annually, the Company’s anticipated business plans and strategies, financing sources, critical accounting estimates, risks and uncertainties and limitations of controls and procedures, the Company's mineral reserve and mineral resource estimates, the timing and outcome of permitting and licensing applications, statements made in the section entitled “Business Overview” regarding the Company’s projects and growth opportunities to increase annual gold production, as well as statements relating to the Company’s 2026 guidance and outlooks.
Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2025 and dated March 11, 2026 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and included as part of the Company's Annual Report on Form 40-F, filed with the SEC at www.sec.gov.

Page | 25

Management's Discussion and Analysis For the three and six months ended June 30, 2026 and 2025 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future oriented financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

Page | 26